SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 21st July 2010
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 21st, 2010	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

Issued: Wednesday, 21st July 2010, London, U.K.

Results announcement and interim management report for the second quarter and half year 2010

Q2 EPS before major restructuring* 2.6p
(29.3p excluding pre-announced legal charge)

Q2 dividend increased 7% to 15p

Results before major restructuring*

	Q2 2010			H1 2010
	£m	CER%	£%	£m	CER%	£%
Turnover	7,025	—	4	14,382	7	6
Earnings per share	2.6p	(99)	(92)	33.3p	(46)	(42)
Total results

	Q2 2010			H1 2010
	£m	CER%	£%	£m	CER%	£%
Turnover	7,025	—	4	14,382	7	6
Restructuring charges	590			891
(Loss)/earnings per share	(6.0)p	(>100)	(>100)	20.4p	(65)	(60)
The full results are presented under ‘Income Statement’ on pages 9 and 16.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 8.
Summary

•	Q2 sales £7.0 billion (level); progress in diversification strategy offsets US decline:
•	Emerging Markets (+17%), Asia Pacific/Japan (+9%), Europe (+1%), USA (-13%)

•	Consumer Healthcare (+3%), ViiV Healthcare (+1%)

•	Q2 sales excluding pandemic products (-2%)

•	Sales from ‘white pills/western markets’: 26% of Q2 sales (31% in Q2 2009)

•	H1 total sales £14.4 billion (+7%); sales excluding pandemic products +1%

•	Sustained pipeline delivery and development of portfolio:
•	New products sales (+8%) to £386 million, (+23% to £347 million excluding Rotarix)

•	3 recent approvals: Prolia (EU), Votrient (EU) and Jalyn dutasteride/tamsulosin combination (USA)

•	Benlysta filing completed in the USA and EU

•	5 new assets to progress into phase III development
•	Ongoing efforts to resolve long-standing legal cases; pre-announced Q2 legal charge of £1.57 billion

•	Continued focus on cost control and strong cash generation:
•	2010 guidance on Cost of Sales, SG&A and R&D unchanged

•	H1 net cash inflow from operating activities of £4.2 billion (+21% in sterling terms)

1

GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
Two years ago I set out GSK’s strategic priorities designed to increase growth, reduce risk and improve long-term performance.
We are making good progress to build our group of healthcare businesses which offer sustainable growth and have complementary risk/value profiles. At the same time, we have also taken action to drive improved returns on invested capital in our core R&D operation.
This combination is creating a balanced business with a lower overall risk profile and the option for significant potential upside from the pharmaceutical pipeline.
This is our response to the pressures we identified in our sector; an unprecedented period of genericisation and increasing payer demand for cost-effective healthcare.
This quarter has seen further evidence of these pressures and, to my mind, has reinforced that we have taken the right strategic approach.
For the quarter, GSK sales were impacted by several individual factors and adverse prior year comparisons. For example, we saw an acceleration of generic competition to Valtrex in the USA and temporary suspension of Rotarix in the quarter.
In the first half total sales grew 7% and excluding pandemic products grew 1%. I believe this performance is encouraging and I remain confident in our prospects for the full year.
Our diversified sales base is helping to reduce reliance on sales generated in ‘white pills/western markets’ and offset the decline in sales seen in our US pharmaceuticals business.
In Emerging Markets we have sought to build our current market shares and therapeutic breadth through organic means and targeted acquisitions. During the quarter, for example, we invested in new ‘bolt-on’ business opportunities in Korea and Argentina.
In Consumer Healthcare, total sales were £1.25 billion and grew 3% in the quarter. This was ahead of estimated market growth of 2%. Excluding the impact of European alli launch stocking in the second quarter of last year, underlying sales growth was 6%.
An area particularly worth mentioning is our Oral care business. Sensodyne now accounts for 4 of the top 10 US toothpaste SKUs and grew 19%. This is a clear example of what sustained investment in brand innovation and A&P can achieve.
As I have said previously, reported sales for our Vaccines business are subject to fluctuation due to tender purchasing as well as variability of supply for both GSK and competitors. Both these factors impacted sales reported in the second quarter along with the temporary suspension of Rotarix in the USA. Over the course of the year, I fully expect this business to deliver continued strong growth.
For the last two years, one of our top priorities has been to improve the effectiveness of our US pharmaceutical operations. This is essential given the changing US environment, in which we are seeing fundamental adjustments in pricing, and to meet the needs of our new product portfolio.

Issued: Wednesday, 21st July 2010, London, U.K.	2

This portfolio continues to broaden as we roll out more than 10 products approved by the FDA since the start of 2008.
Going forward we are confident our competitiveness in the US market will improve. However, we also acknowledge that in the short run our underlying US business performance will be somewhat masked by the continued impact of genericisation of Valtrex sales and reductions in pricing resulting from healthcare reform.
Improving returns in R&D is a core element of our strategy.
R&D expenditure is being maintained at around 14% of sales and we are generating major productivity improvements. In the last 3 years, GSK has obtained more FDA approvals for NMEs and vaccines than any other company.
We are doing this by reducing infrastructure costs (for example exiting our R&D site in Italy this quarter) and reallocating capital directly to pipeline asset projects and areas such as biopharmaceuticals and vaccines which offer potentially higher and sustained returns.
We are also focused on best science and innovative working practices to improve the quality of what we do and to raise the prospect of higher value discoveries.
Looking at the pipeline for this quarter, we have seen further momentum with 3 approvals and the filing of Benlysta in the USA and Europe.
I am also very pleased that we have announced today our decisions to progress 5 new assets into phase III development. These include two oncology candidates targeting melanoma, a cancer with significant unmet medical need and potential new assets for HIV and for Duchenne Muscular Dystrophy. We are also progressing a vaccine for prevention of shingles.
Elsewhere in the vaccine pipeline, initial preliminary results from our “new generation flu” programme did not demonstrate sufficient additional efficacy. Nevertheless this programme continues with other approaches currently in development.
Details of all the news flow in our late-stage pipeline are available on pages 12 and 13.
In summary, we continue to make good progress to diversify the company and improve R&D output.
Cash generation also remains strong and we have maintained our progressive dividend policy with a Q2 dividend increase of 7% to 15p.
This quarter, as we continue to control and reduce costs, we have again confirmed that we expect to deliver a broadly stable operating profit margin for 2010 (before legal charges and the 2009 ViiV Healthcare accounting gain).
We also made progress to de-risk our business and reduce financial uncertainty through resolving a broad range of long-standing legal cases.
This notwithstanding we are conscious of the rapid changes occurring in our environment and the need for further transformation of our business model. Further successful execution of our strategic priorities remains critical.

Andrew Witty
Chief Executive Officer

A video interview with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com or www.cantos.com

Issued: Wednesday, 21st July 2010, London, U.K.	3

Trading update
Turnover and key product movements impacting growth — Q2 2010
Total Group turnover for the quarter was level at £7.0 billion, with pharmaceutical turnover level at £5.8 billion and Consumer Healthcare sales up 3% to £1.25 billion.
Within pharmaceuticals, growth in Emerging Markets (+17% to £848 million) and Asia Pacific/Japan (+9% to £727 million) offset a decline in US sales (-13% to £1.9 billion). European pharmaceutical sales were up 1% at £1.6 billion for the quarter.
The US sales decline in the quarter resulted from several factors including: an acceleration of Valtrex’s losses to generic competition, the discontinuation of GSK’s promotion of Boniva, lower Avandia sales, the temporary suspension of Rotarix from the market, and some volatility in other vaccines shipments.
Total Seretide/Advair sales were level at £1.3 billion, with US sales down 3% to £655 million. Excluding the impact of variations in wholesaler stocking patterns, estimated underlying sales in the USA in the quarter were roughly flat. European sales of £392 million were level with last year, while Emerging Markets (+12% to £86 million) and Japan (+23% to £62 million) experienced strong growth.
Several other respiratory products delivered strong growth including Avamys/Veramyst (up 19% to £57 million) and Ventolin (up 16% to £134 million). Flovent sales grew 1% to £201 million.
Total vaccine sales were £939 million (+17%) including £275 million of pandemic H1N1 vaccine sales. Rotarix performance (-49% to £39 million) was significantly impacted by the FDA’s decision to suspend temporarily the product in the USA. Rotarix was back on the market at the end of May, and has been regaining sales and market share since then. Hepatitis vaccine sales (-16% to £170 million) were negatively impacted by heavy customer ordering in the USA in the first quarter (US sales of hepatitis vaccines grew 92% in Q1 2010) and by the Centers for Disease Control and Prevention’s (CDC) withdrawal of vaccines from their stockpile due to a shortage in the market caused by a competitor supply issue. The impact of the CDC withdrawal is expected to reverse later in the year. Synflorix continued to perform strongly with sales of £38 million in the quarter.
Cervarix sales were £50 million (-33%) in the quarter. In the USA, Cervarix received ACIP (the CDC’s Advisory Committee on Immunization Practices) recommendation for funding in April and good progress has been made with funding now secured in 31 states, including 8 of the top 10, covering approximately 80% of the US population. US sales of Cervarix in the quarter were £6 million. In Japan, where Cervarix is the only HPV vaccine on the market, sales were £9 million.
Dermatology sales were £262 million in the quarter, including heritage GSK products and those acquired through the acquisition of Stiefel in July 2009 which saw a 2% growth on a pro-forma basis. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £64 million (+5%).
Other strong pharmaceutical performances in the quarter included Lovaza (+29% to £138 million), Tykerb (+32% to £56 million), Arixtra (+28% to £79 million), and Avodart (+14% to £157 million). Newly launched oncology products Arzerra and Votrient both recorded sales of £8 million in the quarter.

Issued: Wednesday, 21st July 2010, London, U.K.	4

Valtrex sales (-59% to £165 million) were further impacted by generic competition in the USA which began in November 2009, with multiple generics entering the market at the end of May 2010. US sales of Wellbutrin declined 70% to £5 million, reflecting the sale of Wellbutrin XL in the USA to Biovail in Q2 2009. European sales of Wellbutrin rose 43% to £9 million. Boniva reported sales were 70% lower (£20 million) reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010. Avandia sales declined by 26% to £152 million.
Sales of HIV products by ViiV Healthcare grew 1% to £389 million, driven by the inclusion and organic growth of the former Pfizer product Selzentry (sales of £19 million in the quarter) and strong growth from Epzicom/Kivexa (+8% to £140 million). Combivir sales were down 18% in the quarter.
Total Consumer Healthcare sales were up 3% to £1.25 billion. In the second quarter of 2009, alli sales included the initial stocking associated with its launch throughout the region. Excluding alli sales in Europe, the business continued to perform strongly (+6%), significantly outgrowing market growth estimated at approximately 2%.
On a regional basis, sales in the Rest of World markets were particularly strong (+11% to £496 million), with growth across all major categories. In Europe, sales were down 2% to £493 million. Excluding alli, sales in Europe grew 5%, with strong growth in oral care products (+5%) and analgesics (+26%). US sales for the business were level with a year ago at £263 million as strong growth in oral care (+15%) was offset by declines in non-essential OTC medicines which were impacted by economic pressures.
On a category basis, Oral care sales grew 9% to £410 million with growth across all regions. Sensodyne Rapid Relief, which uses a new technology for treating sensitivity, launched in 40 markets across Europe, Middle East and Asia. Nutritional healthcare sales were up 6%, led by strong growth in the Rest of World (+13%). Horlicks continued strong growth (+15%), driven by marketing investment and product innovations. Sales of OTC medicines were £593 million, down 2%, reflecting the impact of the initial stocking of alli in Europe in 2009. Excluding alli, the category grew 5%, led by sales of analgesic products in Europe and the Rest of World.
Operating profit and earnings per share commentary — Q2 2010
Results before major restructuring
Operating profit before major restructuring for Q2 2010 was £641 million, an 80% decline in CER terms primarily due to significant legal costs in the quarter and lower other operating income.
Cost of sales was 23.1% of turnover, slightly lower than prior year (Q2 2009: 24.0%) and significantly lower than the first quarter due to business and product mix, lower stock write-offs in the second quarter and other factors specific to the quarter.
SG&A costs were impacted by legal costs of £1.57 billion (Q2 2009: £85 million). Excluding legal costs, SG&A costs grew 5% and were 32.2% of turnover (Q2 2009: 31.7%) with continued growth of investment in Emerging Markets, Japan and Consumer Healthcare partly offset by operational excellence savings in the USA and Europe.
R&D expenditure was 14.1% of turnover in the quarter (Q2 2009: 13.7%).
Other operating income was £81 million in the quarter, compared with £405 million in the second quarter last year, which benefited from the disposal of Wellbutrin XL. Royalty income was £67 million (Q2 2009: £59 million).

Issued: Wednesday, 21st July 2010, London, U.K.	5

The charge for taxation on profit before major restructuring amounted to £312 million and represents an effective tax rate of 63.2% for the quarter. This was impacted by the significant legal costs in the quarter. Excluding these costs, the tax rate for the quarter would have been 25.7%.
EPS before major restructuring of 2.6p decreased 99% in CER terms (an 92% decrease in sterling terms). The favourable currency impact was primarily due to the weakness of Sterling against most currencies other than the Euro.
Total results after restructuring
Operating profit after legal charges of £1.57 billion and restructuring for Q2 2010 was £51 million. This included £590 million of charges related to restructuring (Q2 2009: £186 million); £31 million was charged to cost of sales (Q2 2009: £71 million); £357 million to SG&A (Q2 2009: £65 million) and £202 million to R&D (Q2 2009: £50 million). The restructuring charges were incurred primarily in relation to ongoing US sales force reorganisations and several R&D site exits.
Loss per share after restructuring was 6.0p compared with earnings per share of 28.3p in Q2 2009.
Cash flow and net debt
Net cash inflow from operating activities for H1 2010 was £4,238 million, up 21% in sterling terms. This was used to fund net interest of £313 million, capital expenditure on property, plant and equipment and intangible assets of £672 million, acquisitions of £163 million, repayment of short-term loans of £1,321 million and the dividend paid to shareholders of £1,682 million. Net debt decreased by £0.9 billion during the period to £8.5 billion at 30th June 2010, comprising gross debt of £15.3 billion and cash and liquid investments of £6.8 billion.
At 30th June 2010, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £0.5 billion with £0.6 billion repayable in the subsequent year.
Dividends
The Board has declared a second interim dividend of 15 pence per share (Q2 2009: 14 pence) making 30 pence for the half year. The equivalent interim dividend receivable by ADR holders is 45.7260 cents per ADS based on an exchange rate of £1/$1.5242. The ex-dividend date will be 28th July 2010, with a record date of 30th July 2010 and a payment date of 7th October 2010.
Currency impact
The Q2 results are based on average exchange rates, principally £1/$1.50, £1/€1.17 and £1/Yen 137. Comparative exchange rates are given on page 29. The period end exchange rates were £1/$1.50, £1/€1.22 and £1/Yen 132. If exchange rates were to hold at these period end levels for the rest of 2010 and there were no exchange gains or losses in subsequent quarters, the estimated positive impact on 2010 sterling EPS growth before major restructuring would be approximately 5 percentage points.
Additional income statement information
To improve transparency and understanding of our increasingly diversified business additional detailed financial information is provided on pages 31 to 34.

Issued: Wednesday, 21st July 2010, London, U.K.	6

Issued: Wednesday, 21st July 2010, London, U.K.	7

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		Stephen Rea	(020) 8047 5502
		Jo Revill	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Hill Baxter	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
White pills/western markets
White pills/western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2009.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Wednesday, 21st July 2010, London, U.K.	8

Income statement
Three months ended 30th June 2010

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	Q2 2010	Growth	Q2 2010	Q2 2010	Q2 2009	Q2 2009	Q2 2009
	£m	CER%	£m	£m	£m	£m	£m

TURNOVER	7,025	—		7,025	6,747		6,747

Cost of sales	(1,626)	(2)	(31)	(1,657)	(1,621)	(71)	(1,692)

Gross profit	5,399	1	(31)	5,368	5,126	(71)	5,055

Selling, general and administration	(3,845)	71	(357)	(4,202)	(2,227)	(65)	(2,292)
Research and development	(994)	5	(202)	(1,196)	(923)	(50)	(973)
Other operating income	81			81	405		405

OPERATING PROFIT	641	(80)	(590)	51	2,381	(186)	2,195

Finance income	19			19	18		18
Finance expense	(188)		(1)	(189)	(166)	(2)	(168)
Share of after tax profits of associates and joint ventures	22			22	17		17

PROFIT/(LOSS) BEFORE TAXATION	494	(86)	(591)	(97)	2,250	(188)	2,062

Taxation	(312)		157	(155)	(652)	51	(601)
Tax rate %	63.2%			>100%	29.0%		29.1%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	182	(96)	(434)	(252)	1,598	(137)	1,461

Profit attributable to non-controlling interests	52			52	26		26
Profit/(loss) attributable to shareholders	130		(434)	(304)	1,572	(137)	1,435

	182		(434)	(252)	1,598	(137)	1,461

EARNINGS/(LOSS) PER SHARE	2.6p	(99)		(6.0)p	31.0p		28.3p

Diluted earnings/(loss) per share	2.5p			(5.9)p	30.8p		28.1p

Issued: Wednesday, 21st July 2010, London, U.K.	9

Pharmaceuticals turnover
Three months ended 30th June 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Respiratory	1,829	2	868	1	535	(1)	166	19	260	2
Avamys/Veramyst	57	19	20	11	21	31	9	>100	7	(30)
Flixonase/Flonase	50	21	18	>100	12	—	10	10	10	(33)
Flixotide/Flovent	201	1	109	8	39	(9)	12	50	41	(15)
Seretide/Advair	1,286	—	655	(3)	392	—	86	12	153	10
Serevent	52	(14)	17	(6)	24	(17)	1	—	10	(18)
Ventolin	134	16	45	38	35	3	31	25	23	(5)
Zyrtec	20	6	—	—	—	—	4	33	16	—
Anti-virals	286	(50)	118	(66)	26	(64)	59	10	83	(14)
Hepsera	34	7	—	—	—	—	15	8	19	6
Relenza	8	(97)	5	(84)	2	(96)	—	—	1	—
Valtrex	165	(59)	94	(69)	16	(59)	8	33	47	2
Zeffix	62	7	4	(40)	6	(13)	36	21	16	8
Central nervous system	450	(4)	131	(11)	137	(3)	53	11	129	(1)
Imigran/Imitrex	52	(25)	18	(45)	21	(9)	2	100	11	(9)
Lamictal	123	15	60	29	37	(3)	14	17	12	13
Requip	60	16	11	83	36	6	1	—	12	11
Seroxat/Paxil	133	(9)	12	(8)	22	(15)	20	(14)	79	(5)
Treximet	16	17	15	25	—	—	—	—	1	—
Wellbutrin	21	(33)	5	(70)	9	43	3	—	4	100
Cardiovascular and urogenital	654	10	403	8	154	8	36	26	61	19
Arixtra	79	28	46	36	27	22	2	—	4	—
Avodart	157	14	88	2	44	19	9	60	16	78
Coreg	44	(16)	44	(16)	—	—	—	—	—	—
Fraxiparine	57	(3)	—	—	39	(7)	14	40	4	(60)
Lovaza	138	29	138	29	—	—	—	—	—	—
Vesicare	30	12	30	12	—	—	—	—	—	—
Volibris	10	>100	—	—	9	>100	—	—	1	—
Metabolic	213	(33)	77	(51)	55	(23)	31	(9)	50	(8)
Avandia products	152	(26)	75	(33)	34	(22)	18	(14)	25	(13)
Bonviva/Boniva	20	(70)	—	—	17	(22)	1	—	2	—
Anti-bacterials	337	(4)	21	(29)	120	(12)	153	8	43	(2)
Augmentin	144	(3)	2	(91)	53	(13)	69	15	20	33
Oncology and emesis	175	2	94	2	47	(4)	16	—	18	21
Arzerra	8	—	7	—	—	—	—	—	1	—
Hycamtin	40	(12)	24	(4)	12	(20)	2	—	2	(50)
Promacta	8	>100	7	>100	1	—	—	—	—	—
Tyverb/Tykerb	56	32	18	—	22	28	7	17	9	—
Votrient	8	—	8	—	—	—	—	—	—	—
Vaccines	939	17	143	(31)	365	14	179	18	252	>100
Boostrix	43	8	26	19	11	10	1	(80)	5	67
Cervarix	50	(33)	6	—	21	(65)	6	50	17	>100
Fluarix, FluLaval	—	—	—	—	—	—	1	(89)	(1)	—
Flu Pandemic	275	>100	—	—	92	>100	43	—	140	—
Hepatitis	170	(16)	62	(33)	63	(13)	25	9	20	29
Infanrix, Pediarix	176	14	40	3	109	22	11	11	16	(6)
Rotarix	39	(49)	9	(64)	8	(42)	20	(34)	2	(75)
Synflorix	38	>100	—	—	14	40	14	—	10	>100
Dermatologicals	262	>100	74	>100	63	>100	69	74	56	76
Bactroban	30	(6)	14	(13)	7	—	7	14	2	(33)
Dermovate	19	—	—	—	5	—	7	—	7	—
Duac	29	—	15	—	6	—	2	—	6	—
Soriatane	17	—	17	—	—	—	—	—	—	—
Zovirax	33	(6)	5	25	7	(13)	8	—	13	(14)
Other	239	12	6	>100	78	26	86	24	69	(17)

	5,384	—	1,935	(13)	1,580	1	848	17	1,021	16

ViiV Healthcare (HIV)	389	1	176	3	145	(4)	19	(17)	49	24
Combivir	86	(18)	39	(16)	30	(19)	7	(36)	10	—
Epivir	27	(13)	10	(9)	10	(17)	2	(33)	5	—
Epzicom/Kivexa	140	8	57	10	61	5	6	50	16	—
Lexiva	39	(12)	20	(17)	13	(13)	2	50	4	—
Selzentry	19	—	9	—	9	—	1	—	—	—
Trizivir	36	(29)	19	(24)	14	(25)	—	—	3	(100)

	5,773	—

Issued: Wednesday, 21st July 2010, London, U.K.	10

Pharmaceutical turnover includes co-promotion income.
Consumer Healthcare turnover
Three months ended 30th June 2010

		Total
	£m	CER%

Over-the-counter medicines	593	(2)
Oral healthcare	410	9
Nutritional healthcare	249	6

	1,252	3

		Total
	£m	CER%

USA	263	—
Europe	493	(2)
Rest of World	496	11

	1,252	3

Statement of comprehensive income

	Q2 2010	Q2 2009
	£m	£m

(Loss)/profit for the period	(252)	1,461

Exchange movements on overseas net assets and net investment hedges	(417)	(385)
Fair value movements on available-for-sale investments	(47)	(25)
Deferred tax on fair value movements on available-for-sale investments	2	(8)
Reclassification of fair value movements on available-for-sale investments	(5)	(1)
Deferred tax reversed on reclassification of available-for-sale investments	3	1
Actuarial losses on defined benefit plans	(389)	(785)
Deferred tax on actuarial movements in defined benefit plans	133	212
Fair value movements on cash flow hedges	(2)	(3)
Deferred tax on fair value movements on cash flow hedges	—	2
Reclassification of cash flow hedges to income statement	4	—

Other comprehensive expense for the period	(718)	(992)

Total comprehensive (expense)/income for the period	(970)	469

Total comprehensive (expense)/income for the period attributable to:
Shareholders	(1,021)	477
Non-controlling interests	51	(8)

	(970)	469

Issued: Wednesday, 21st July 2010, London, U.K.	11

GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: Arzerra refractory CLL, Revolade ITP, pazopanib+Tykerb IBC, Arixtra ACS.
The table includes five new assets that are now due to progress into Phase III development:
2402968 (PRO051) for Duchenne muscular dystrophy
1120212 (MEK Inhibitor) for metastatic melanoma
2118436 (BRAF Inhibitor) for metastatic melanoma
Herpes zoster vaccine for shingles prophylaxis
1349572 (Integrase Inhibitor) for HIV, being developed by Shionogi-ViiV Healthcare LLC

Biopharmaceuticals		USA	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III	Relapsed maintenance study commenced. Three CLL studies now ongoing.

	NHL (FL)	Ph III	Ph III	Bendamustine combination study in rituximab refractory NHL to commence in Q3.

	NHL (DLBCL)	Ph III	Ph III

	RA	Ph III	Ph III	Strategy to be reviewed following amended contract with Genmab.

Benlysta (belimumab)	Systemic lupus	Filed Jun 2010	Filed Jun 2010	Filed in EU on 7th June 2010 and in USA on 10th June 2010. BLISS-76 data presented at EULAR 17th June 2010.

otelixizumab	Type 1 diabetes	Ph III	Ph III	Second Phase III study (DEFEND-2) commenced June 2010.

Syncria	Type 2 diabetes	Ph III	Ph III	All 8 Phase III studies now commenced; 5 fully recruited.

Prolia (denosumab)	Post menopausal osteoporosis	n/a	Approved May 2010	Approved in the EU on 28th May 2010.

Cardiovascular & Metabolic		USA	EU	News update in the quarter

Avandamet XR	Type 2 diabetes	Ph III	Ph III	Filing strategy under review.

Avandia + statin	Type 2 diabetes	Ph III	Ph III	Filing strategy under review.

darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter

Horizant	RLS	Filed	Ph III	Expect to respond to FDA Complete Response letter in H2 2010.

almorexant	Primary insomnia	Ph III	Ph III

Potiga (ezogabine)/Trobalt (retigabine)	Epilepsy	Filed	Filed	FDA AdCom announced for 11th August 2010.

2402968 (PRO051)	Duchenne muscular dystrophy			Expect to commence recruitment into Phase III in H2 2010.

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III

	CLD	Ph III	Ph III	Next steps under review.

Avodart	Prostate cancer prevention	Filed	Filed

	Duodart/Jalyn (fixed dose combination with tamsulosin)	Approved Jun 2010	Approved Mar 2010	Jalyn approved in the USA on 14th June 2010.

Issued: Wednesday, 21st July 2010, London, U.K.	12

Oncology / contd.		USA	EU	News update in the quarter
Votrient (pazopanib)	Renal cell cancer	Approved	Approved Jun 2010	Approved in the EU on 15th June 2010.

	Sarcoma	Ph III	Ph III

	Ovarian	Ph III	Ph III	Recruitment completed in July.

Tykerb	First-line metastatic	Approved Jan 2010	Approved Jun 2010	Approved in the EU on 23rd June 2010.

	Adjuvant breast cancer	Ph III	Ph III

	Head & neck cancer	Ph III	Ph III

	Gastric cancer	Ph III	Ph III

1120212 (MEK inhibitor)	Metastatic melanoma			Commit to Phase III decision taken June 2010.

2118436 (BRaf inhibitor)	Metastatic melanoma			Commit to Phase III decision taken June 2010.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair HORIZON (‘444 & ‘698)	COPD	Ph III	Ph III

	Asthma	Ph III	Ph III

Vaccines		USA	EU	News update in the quarter

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	FDA Complete Response letter received 11th June 2010. Expect to respond to FDA in H2 2010.

MAGE-A3	Melanoma	Ph III	Ph III

	NSCLC	Ph III	Ph III

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Ph III	Plan to file in EU in H1 2011.

New generation flu	Influenza prophylaxis	Ph III	Ph III	Initial results did not demonstrate sufficient additional efficacy. Programme continues with alternate approaches currently in development.

Simplirix	Genital herpes prophylaxis	Ph III	Ph III

Herpes zoster	Shingles prophylaxis	Ph III	Ph III	Phase III commencing Q3 2010.

Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

1349572	HIV integrase inhibitor			Commit to Phase III decision taken July 2010.

Issued: Wednesday, 21st July 2010, London, U.K.	13

Turnover and key product movements impacting growth — H1 2010
Total Group turnover grew 7% to £14.4 billion, with pharmaceutical turnover up 7% to £11.9 billion and Consumer Healthcare sales up 6% to £2.5 billion.
On a regional basis, US pharmaceuticals sales declined -7% to £3.8 billion, primarily due to the impact of generic competition to Valtrex, the discontinuation of GSK’s promotion of Boniva, the sale of Wellbutrin XL in 2009 and lower Avandia sales, only partially offset by the acquisition of Stiefel. The decline was more than offset by growth in all other regions: Europe (+9% to £3.5 billion), Emerging Markets (+30% to £1.7 billion) and Asia Pacific/Japan (+27% to £1.6 billion).
Seretide/Advair sales grew 4% in the first half of the year to £2.6 billion. US sales grew 1% to £1.3 billion and Europe sales were up 5% to £815 million. Sales growth of Seretide/Advair was strong in both Emerging Markets (+20% to £166 million) and Asia Pacific/Japan (+19% to £183 million).
Total vaccine sales grew 70% to £2.4 billion, including £973 million of H1N1 vaccine sales. Sales of Synflorix, which was launched in 2009, were £83 million, while sales of Cervarix grew 4% to £127 million. Hepatitis vaccines grew 7% to £367 million and the Infanrix franchise grew 5% to £342 million. Rotarix performance (-19% to £104 million) was significantly impacted by the FDA’s decision in March to suspend temporarily the product in the USA. Rotarix was back on the market at the end of May, and has been regaining sales and market share since then.
Relenza sales were £92 million, down 68%, after significant government orders throughout 2009.
Dermatology sales were £527 million during the first half of the year, including heritage GSK products and those acquired through the acquisition of Stiefel in July 2009 (5% growth on a pro forma basis). In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £126 million (+8%).
Other strong pharmaceutical performances included Lovaza (+19% to £245 million), Tykerb (+45% to £109 million), Arixtra (+27% to £149 million), and Avodart (+17% to £296 million). Newly launched oncology products Arzerra and Votrient both recorded sales of £13 million during the first half of the year.
Valtrex sales declined 53% to £341 million, primarily due to the impact of generic competition in the USA which began in November 2009. Reported sales of Wellbutrin declined 56% to £41 million, reflecting the sale of Wellbutrin XL in the USA to Biovail in Q2 2009. European sales of Wellbutrin rose 46% to £18 million. Boniva reported sales were 66% lower at £43 million reflecting the transfer to Genentech of the exclusive promotion rights in the USA on 1st January 2010. Avandia sales declined by 18% to £321 million.
Sales of HIV products by ViiV Healthcare were down 3%. The impact of competition to established products such as Combivir (-21% to £168 million) was not fully offset by contributions from the former Pfizer product Selzentry (sales of £38 million in the half year) and growth from Epzicom/Kivexa (+3% to £271 million).
Total Consumer Healthcare sales rose 6% (to £2.5 billion). Sales in the Rest of World were particularly strong (+12% to £1,010 million). Europe sales grew 3% to £964 million, while US sales grew 1% to £509 million.
On a category basis, Oral care sales grew 7% to £791 million, with growth across all regions. Nutritional healthcare sales grew 9% to £482 million, with strong growth in Rest of World (+14%). Sales of OTC medicines were £1,210 million, up 4%, reflecting growth of analgesic products in Europe and the Rest of World and growth of smoking control products.

Issued: Wednesday, 21st July 2010, London, U.K.	14

Operating profit and earnings per share commentary — H1 2010
Results before major restructuring
Operating profit before major restructuring for H1 2010 was £3,036 million, a 34% decline in CER terms primarily due to significant legal costs incurred in the second quarter.
Cost of sales increased to 24.7% of turnover (H1 2009: 24.2%) principally reflecting the impact of generic competition to higher margin products in the USA. The company continues to expect cost of sales as a percentage of turnover to be around 26% for the full year.
SG&A costs were impacted by legal costs of £1.8 billion (H1 2009: £136 million). Excluding legal costs, SG&A costs grew 7% and were 30.3% of turnover (H1 2009: 31.2%) reflecting the benefits of the restructuring programme offset by expansion in developing markets. The company continues to expect SG&A costs excluding legal charges to be around 29% of turnover for the full year.
R&D expenditure at 13.4% of turnover (H1 2009: 14.8%) reflected the phasing of project expenditure, good progress on efficiency savings and a positive comparison to prior year which included a higher level of intangible asset write-offs. The company continues to expect R&D costs as a percentage of turnover to be around 14% for the full year.
Other operating income in the first half was £280 million (H1 2009: £459 million), including royalty income of £145 million (H1 2009: £126 million). The first half of 2009 benefited from the disposal of Wellbutrin XL.
The charge for taxation on profit before major restructuring amounted to £930 million and represents an effective tax rate of 34.1% for the half year. The company now expects, as a result of the recently announced legal charge of £1,578 million, the effective tax rate for the full year to be 30.5%.
EPS before major restructuring of 33.3p decreased 46% in CER terms (a 42% decrease in sterling terms). The favourable currency impact primarily reflected stronger US and international currencies partly offset by a weaker Euro.
Total results after restructuring
Operating profit after legal charges of £1.8 billion and restructuring for H1 2010 was £2,145 million, down 50% CER and 45% in sterling terms. This included £891 million of restructuring charges (H1 2009: £450 million); £59 million was charged to cost of sales (H1 2009: £214 million), £409 million to SG&A (H1 2009: £136 million) and £423 million to R&D (H1 2009: £100 million).
The Group’s operational excellence programme remains on track to deliver £2.2 billion of cumulative annual cost savings by 2012, with £1.5 billion expected by the end of 2010.
EPS after restructuring of 20.4p decreased 65% CER and 60% in sterling terms compared with H1 2009.

Issued: Wednesday, 21st July 2010, London, U.K.	15

Income statement
Six months ended 30th June 2010

	Results				Results
	before major		Major		before major	Major
	restructuring		restructuring	Total	restructuring	restructuring	Total
	H1 2010	Growth	H1 2010	H1 2010	H1 2009	H1 2009	H1 2009
	£m	CER%	£m	£m	£m	£m	£m

TURNOVER	14,382	7		14,382	13,516		13,516

Cost of sales	(3,550)	9	(59)	(3,609)	(3,265)	(214)	(3,479)

Gross profit	10,832	6	(59)	10,773	10,251	(214)	10,037

Selling, general and administration	(6,143)	45	(409)	(6,552)	(4,356)	(136)	(4,492)
Research and development	(1,933)	(2)	(423)	(2,356)	(1,997)	(100)	(2,097)
Other operating income	280			280	459		459

OPERATING PROFIT	3,036	(34)	(891)	2,145	4,357	(450)	3,907

Finance income	36			36	46		46
Finance expense	(392)		(2)	(394)	(368)	(3)	(371)
Profit on disposal of interest in associate					115		115
Share of after tax profits of associates and joint ventures	47			47	31		31

PROFIT BEFORE TAXATION	2,727	(39)	(893)	1,834	4,181	(453)	3,728

Taxation	(930)		239	(691)	(1,212)	114	(1,098)
Tax rate %	34.1%			37.7%	29.0%		29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,797	(43)	(654)	1,143	2,969	(339)	2,630

Profit attributable to non-controlling interests	107			107	64		64
Profit attributable to shareholders	1,690		(654)	1,036	2,905	(339)	2,566

	1,797		(654)	1,143	2,969	(339)	2,630

EARNINGS PER SHARE	33.3p			20.4p	57.3p		50.6p

Diluted earnings per share	33.0p			20.2p	56.9p		50.3p

Issued: Wednesday, 21st July 2010, London, U.K.	16

Pharmaceuticals turnover
Six months ended 30th June 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	3,595	4	1,673	2	1,104	3	309	24	509	4
Avamys/Veramyst	103	32	37	—	34	40	14	>100	18	55
Flixonase/Flonase	95	(12)	24	33	22	(8)	19	11	30	(40)
Flixotide/Flovent	397	3	208	8	84	(8)	26	63	79	(10)
Seretide/Advair	2,550	4	1,285	1	815	5	166	20	284	16
Serevent	103	(15)	33	(8)	50	(17)	1	(50)	19	(18)
Ventolin	250	9	80	17	72	1	55	20	43	(3)
Zyrtec	40	11	—	—	—	—	6	50	34	6
Anti-virals	644	(47)	272	(55)	61	(74)	106	9	205	(23)
Hepsera	63	9	—	—	—	—	27	4	36	13
Relenza	92	(68)	35	20	4	(97)	1	(75)	52	(57)
Valtrex	341	(53)	201	(63)	39	(51)	13	17	88	1
Zeffix	114	6	7	(22)	13	(7)	65	16	29	—
Central nervous system	867	(8)	267	(24)	277	(2)	98	12	225	1
Imigran/Imitrex	109	(17)	42	(30)	43	(10)	3	50	21	(5)
Lamictal	243	—	121	(5)	74	(3)	26	12	22	36
Requip	115	15	21	57	72	9	1	—	21	5
Seroxat/Paxil	239	(10)	22	(19)	44	(18)	35	(8)	138	(6)
Treximet	29	12	28	12	—	—	—	—	1	—
Wellbutrin	41	(56)	13	(81)	18	46	6	25	4	—
Cardiovascular and urogenital	1,224	10	740	7	307	10	64	25	113	20
Arixtra	149	27	85	32	53	22	4	33	7	—
Avodart	296	17	164	7	84	18	16	60	32	82
Coreg	86	(14)	86	(14)	—	—	—	—	—	—
Fraxiparine	113	—	—	—	82	(3)	25	32	6	(38)
Lovaza	245	19	245	19	—	—	—	—	—	—
Vesicare	55	12	55	12	—	—	—	—	—	—
Volibris	19	>100	—	—	17	>100	—	—	2	—
Metabolic	443	(26)	166	(43)	116	(15)	62	3	99	(4)
Avandia products	321	(18)	164	(23)	72	(17)	37	(5)	48	(6)
Bonviva/Boniva	43	(66)	—	—	37	(14)	1	—	5	—
Anti-bacterials	693	(5)	45	(19)	262	(17)	299	10	87	2
Augmentin	304	(7)	10	(63)	116	(19)	139	13	39	15
Oncology and emesis	344	12	186	20	97	(2)	28	4	33	24
Arzerra	13	—	12	—	—	—	—	—	1	—
Hycamtin	80	(6)	48	(2)	25	(13)	4	33	3	(33)
Promacta	14	>100	13	>100	1	—	—	—	—	—
Tyverb/Tykerb	109	45	35	29	46	34	12	33	16	>100
Votrient	13	—	13	—	—	—	—	—	—	—
Vaccines	2,350	70	314	2	978	64	451	66	607	>100
Boostrix	73	12	41	31	20	17	3	(50)	9	(22)
Cervarix	127	4	8	—	80	(21)	10	—	29	>100
Fluarix, FluLaval	5	(82)	1	(80)	—	—	1	(93)	3	(33)
Flu Pandemic	973	>100	—	—	396	>100	195	—	382	>100
Hepatitis	367	7	154	14	124	(6)	45	13	44	25
Infanrix, Pediarix	342	5	72	(5)	213	9	21	—	36	3
Rotarix	104	(19)	36	—	21	(16)	37	(30)	10	(31)
Synflorix	83	>100	—	—	26	>100	40	—	17	>100
Dermatologicals	527	>100	171	>100	125	>100	131	74	100	84
Bactroban	57	(6)	25	(17)	13	—	13	—	6	20
Dermovate	34	—	—	—	9	—	12	—	13	—
Duac	56	—	32	—	12	—	5	—	7	—
Soriatane	35	—	35	—	—	—	—	—	—	—
Zovirax	82	27	31	>100	14	(13)	14	—	23	(15)
Other	450	16	10	43	146	25	166	27	128	(5)

	11,137	7	3,844	(7)	3,473	9	1,714	30	2,106	26

ViiV Healthcare (HIV)	762	(3)	335	(5)	304	(3)	37	(10)	86	9
Combivir	168	(21)	73	(24)	63	(18)	13	(38)	19	6
Epivir	55	(14)	20	(13)	20	(19)	5	—	10	(10)
Epzicom/Kivexa	271	3	105	(1)	125	6	8	14	33	7
Lexiva	80	(10)	41	(16)	28	(12)	4	67	7	20
Selzentry	38	—	17	—	20	—	1	—	—	—
Trizivir	74	(28)	38	(29)	31	(27)	1	100	4	(40)

	11,899	7

Issued: Wednesday, 21st July 2010, London, U.K.	17

Pharmaceutical turnover includes co-promotion income.
Consumer Healthcare turnover
Six months ended 30th June 2010

	Total
	£m	CER%

Over-the-counter medicines	1,210	4
Oral healthcare	791	7
Nutritional healthcare	482	9

	2,483	6

	Total
	£m	CER%

USA	509	1
Europe	964	3
Rest of World	1,010	12

	2,483	6

Statement of comprehensive income

	H1 2010	H1 2009
	£m	£m
Profit for the period	1,143	2,630

Exchange movements on overseas net assets and net investment hedges	(214)	(599)
Fair value movements on available-for-sale investments	(23)	(4)
Deferred tax on fair value movements on available-for-sale investments	3	(9)
Reclassification of fair value movements on available-for-sale-investments	(18)	(5)
Deferred tax reversed on reclassification of available-for-sale investments	3	1
Actuarial losses on defined benefit plans	(554)	(920)
Deferred tax on actuarial movements in defined benefit plans	186	249
Fair value movements on cash flow hedges	(2)	(6)
Deferred tax on fair value movements on cash flow hedges	—	2
Reclassification of cash flow hedges to income statement	4	—

Other comprehensive expense for the period	(615)	(1,291)

Total comprehensive income for the period	528	1,339

Total comprehensive income for the period attributable to:
Shareholders	392	1,321
Non-controlling interests	136	18

	528	1,339

Issued: Wednesday, 21st July 2010, London, U.K.	18

Balance sheet

	30th June	30th June	31st December
	2010	2009	2009
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,180	8,875	9,374
Goodwill	3,545	2,015	3,361
Other intangible assets	8,378	5,787	8,183
Investments in associates and joint ventures	1,071	448	895
Other investments	495	463	454
Deferred tax assets	2,639	2,570	2,374
Derivative financial instruments	106	61	68
Other non-current assets	560	493	583

Total non-current assets	25,974	20,712	25,292

Current assets
Inventories	4,070	3,910	4,064
Current tax recoverable	42	55	58
Trade and other receivables	6,015	5,363	6,492
Derivative financial instruments	134	283	129
Liquid investments	225	290	268
Cash and cash equivalents	6,574	5,346	6,545
Assets held for sale	19	2	14

Total current assets	17,079	15,249	17,570

TOTAL ASSETS	43,053	35,961	42,862

LIABILITIES
Current liabilities
Short-term borrowings	(453)	(1,185)	(1,471)
Trade and other payables	(6,568)	(5,161)	(6,772)
Derivative financial instruments	(209)	(400)	(168)
Current tax payable	(1,347)	(875)	(1,451)
Short-term provisions	(3,425)	(1,413)	(2,256)

Total current liabilities	(12,002)	(9,034)	(12,118)

Non-current liabilities
Long-term borrowings	(14,848)	(13,067)	(14,786)
Deferred tax liabilities	(668)	(497)	(645)
Pensions and other post-employment benefits	(3,773)	(3,664)	(2,981)
Other provisions	(1,618)	(1,276)	(985)
Derivative financial instruments	(6)	—	—
Other non-current liabilities	(594)	(392)	(605)

Total non-current liabilities	(21,507)	(18,896)	(20,002)

TOTAL LIABILITIES	(33,509)	(27,930)	(32,120)

NET ASSETS	9,544	8,031	10,742

EQUITY
Share capital	1,417	1,416	1,416
Share premium account	1,388	1,341	1,368
Retained earnings	4,914	4,257	6,321
Other reserves	1,050	703	900

Shareholders’ equity	8,769	7,717	10,005
Non-controlling interests	775	314	737

TOTAL EQUITY	9,544	8,031	10,742

Issued: Wednesday, 21st July 2010, London, U.K.	19

Cash flow statement
Six months ended 30th June 2010

	H1 2010	H1 2009	2009
	£m	£m	£m
Profit after tax	1,143	2,630	5,669
Tax on profits	691	1,098	2,222
Share of after tax profits of associates and joint ventures	(47)	(31)	(64)
Profit on disposal of interest in associates	—	(115)	(115)
Net finance expense	358	325	713
Depreciation and other non-cash items	928	767	1,271
Decrease/(increase) in working capital	464	228	(106)
Increase/(decrease) in other net liabilities	1,525	(488)	(45)

Cash generated from operations	5,062	4,414	9,545
Taxation paid	(824)	(915)	(1,704)

Net cash inflow from operating activities	4,238	3,499	7,841

Cash flow from investing activities
Purchase of property, plant and equipment	(474)	(655)	(1,418)
Proceeds from sale of property, plant and equipment	46	12	48
Purchase of intangible assets	(198)	(195)	(455)
Proceeds from sale of intangible assets	32	353	356
Purchase of equity investments	(147)	(44)	(154)
Proceeds from sale of equity investments	12	2	59
Purchase of businesses, net of cash acquired	(163)	(673)	(2,792)
Investment in associates and joint ventures	(43)	(7)	(29)
Proceeds from disposal of interest in associates	—	178	178
Decrease in liquid investments	56	58	87
Interest received	39	59	90
Dividends from associates and joint ventures	4	8	17

Net cash outflow from investing activities	(836)	(904)	(4,013)

Cash flow from financing activities
Proceeds from own shares for employee share options	6	3	13
Issue of share capital	21	16	43
Shares acquired by ESOP Trusts	(58)	(48)	(57)
Increase in long-term loans	—	—	1,358
Repayment of short-term loans	(1,321)	(471)	(748)
Increase in short-term loans	38	—	646
Net repayment of obligations under finance leases	(24)	(23)	(48)
Interest paid	(352)	(385)	(780)
Dividends paid to shareholders	(1,682)	(1,586)	(3,003)
Distributions to non-controlling interests	(99)	(91)	(89)
Other financing items	(201)	(208)	(109)

Net cash outflow from financing activities	(3,672)	(2,793)	(2,774)

(Decrease)/increase in cash and bank overdrafts in the period	(270)	(198)	1,054

Exchange adjustments	80	(240)	(158)
Cash and bank overdrafts at beginning of period	6,368	5,472	5,472

Cash and bank overdrafts at end of period	6,178	5,034	6,368

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,574	5,346	6,545
Overdrafts	(396)	(312)	(177)

	6,178	5,034	6,368

Issued: Wednesday, 21st July 2010, London, U.K.	20

Statement of changes in equity

					Share-	Non-
	Share	Share	Retained	Other	holder’s	controlling	Total
	capital	premium	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	1,036	—	1,036	107	1,143
Other comprehensive (expense)/income for the period	—	—	(611)	(33)	(644)	29	(615)
Distributions to non-controlling interests	—	—	—	—	—	(99)	(99)
Dividends to shareholders	—	—	(1,682)	—	(1,682)	—	(1,682)
Changes in non-controlling interests	—	—	—	—	—	1	1
Shares issued	1	20	—	—	21	—	21
Consideration received for shares transferred by ESOP Trusts	—	—	—	6	6	—	6
Shares acquired by ESOP Trusts	—	—	—	(58)	(58)	—	(58)
Write-down on shares held by ESOP Trusts	—	—	(235)	235	—	—	—
Share-based incentive plans	—	—	85	—	85	—	85

At 30th June 2010	1,417	1,388	4,914	1,050	8,769	775	9,544

At 1st January 2009	1,415	1,326	4,622	568	7,931	387	8,318

Profit for the period	—	—	2,566	—	2,566	64	2,630
Other comprehensive expense for the period	—		(1,225)	(20)	(1,245)	(46)	(1,291)
Distributions to non-controlling interests	—	—	—	—	—	(81)	(81)
Changes in non-controlling interests	—	—	—	—	—	(10)	(10)
Dividends to shareholders	—	—	(1,589)	—	(1,589)	—	(1,589)
Shares issued	1	15	—	—	16	—	16
Consideration received for shares transferred by ESOP Trusts	—	—	—	3	3	—	3
Shares acquired by ESOP Trusts	—	—	—	(48)	(48)	—	(48)
Write-down on shares held by ESOP Trusts	—	—	(200)	200	—	—	—
Share-based incentive plans	—	—	83	—	83	—	83

At 30th June 2009	1,416	1,341	4,257	703	7,717	314	8,031

Issued: Wednesday, 21st July 2010, London, U.K.	21

Segmental information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2010. ViiV Healthcare is now shown as a separate segment. Stiefel has been integrated with the GSK heritage dermatology business and is reported within the relevant geographical pharmaceutical segments. The other trading and other unallocated pharmaceuticals information has been combined. Comparative information has been restated onto a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets and Asia Pacific/Japan pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading and unallocated pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover by segment

		Q2 2009
	Q2 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,935	2,140	(13)
Europe pharmaceuticals	1,580	1,588	1
Emerging Markets pharmaceuticals	848	693	17
Asia Pacific/Japan pharmaceuticals	727	587	9
ViiV Healthcare	389	379	1
Other trading and unallocated pharmaceuticals	294	191	37

Pharmaceuticals turnover	5,773	5,578	—
Consumer Healthcare turnover	1,252	1,169	3

	7,025	6,747	—

Issued: Wednesday, 21st July 2010, London, U.K.	22

Operating profit by segment

		Q2 2009
	Q2 2010	(restated)	Growth
	£m	£m	CER%

US pharmaceuticals	1,234	1,769	(34)
Europe pharmaceuticals	886	864	5
Emerging Markets pharmaceuticals	317	203	39
Asia Pacific/Japan pharmaceuticals	406	300	14
ViiV Healthcare	201	263	(25)
Pharmaceuticals R&D	(802)	(770)	(2)
Other trading and unallocated pharmaceuticals	(50)	(225)	(55)

Pharmaceuticals operating profit	2,192	2,404	(16)
Consumer Healthcare operating profit	230	204	5

Segment profit	2,422	2,608
Corporate and other unallocated costs and disposal profits	(1,781)	(227)	>100

Operating profit before major restructuring	641	2,381	(80)
Major restructuring	(590)	(186)

Total operating profit	51	2,195	>(100)

Finance income	19	18
Finance costs	(189)	(168)
Profit on disposal of interest in associate
Share of after tax profits of associates and joint ventures	22	17

(Loss)/profit before taxation	(97)	2,062	>(100)

Segmental commentary
US pharmaceuticals operating profit decreased by 34% in the quarter on a turnover decline of 13%. This reflects generic competition to Valtrex, the discontinuation of promotion of Boniva and the temporary suspension of Rotarix. In addition asset sales were much lower compared with the previous year.
Europe pharmaceuticals turnover increased 1% and operating profit increased 5% reflecting a 5% reduction in SG&A costs.
Emerging Markets turnover increased by 17%, while operating profit, which included the disposal of several tail products in Latin America, grew by 39%.
Asia Pacific/Japan pharmaceuticals turnover increased by 9% and operating profit rose by 14%, principally as a result of good cost containment, resulting in costs increasing more slowly than sales.
In ViiV Healthcare, higher SG&A costs adversely impacted operating profit, which was down 25%. The higher SG&A costs were primarily due to an increase in phase IV trial expenditure and the amortisation of acquired intangible assets.
Pharmaceuticals R&D costs increased by 2%, reflecting the phasing of project expenditure, partially offset by lower intangible impairments.
Other trading and unallocated pharmaceuticals turnover increased by 37% and operating loss reduced 55%, primarily reflecting sales of flu pandemic products and factors specific to the quarter.
Consumer Healthcare sales grew 3% and operating profit grew 5%, as SG&A costs grew more slowly than sales.
Corporate and other unallocated costs increased primarily as a result of the higher legal charges of £1.57 billion in the quarter (Q2 2009: £85 million).

Issued: Wednesday, 21st July 2010, London, U.K.	23

Turnover by segment

		H1 2009
	H1 2010	(restated)	Growth
	£m	£m	CER%

US pharmaceuticals	3,844	4,228	(7)
Europe pharmaceuticals	3,473	3,257	9
Emerging Markets pharmaceuticals	1,714	1,332	30
Asia Pacific/Japan pharmaceuticals	1,612	1,206	27
ViiV Healthcare	762	798	(3)
Other trading and unallocated pharmaceuticals	494	375	21

Pharmaceuticals turnover	11,899	11,196	7
Consumer Healthcare turnover	2,483	2,320	6

	14,382	13,516	7

Operating profit by segment

		H1 2009
	H1 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	2,529	3,118	(17)
Europe pharmaceuticals	2,024	1,782	16
Emerging Markets pharmaceuticals	630	408	51
Asia Pacific/Japan pharmaceuticals	931	629	40
ViiV Healthcare	413	554	(24)
Pharmaceuticals R&D	(1,567)	(1,655)	(4)
Other trading and unallocated pharmaceuticals	(177)	(379)	(9)

Pharmaceuticals operating profit	4,783	4,457	4
Consumer Healthcare operating profit	428	388	7

Segment profit	5,211	4,845
Corporate and other unallocated costs and disposal profits	(2,175)	(488)	>(100)

Operating profit before major restructuring	3,036	4,357	(34)
Major restructuring	(891)	(450)

Total operating profit	2,145	3,907	(50)
Finance income	36	46
Finance costs	(394)	(371)
Profit on disposal of interest in associate	—	115
Share of after tax profits of associates and joint ventures	47	31

Profit before taxation	1,834	3,728	(56)

Issued: Wednesday, 21st July 2010, London, U.K.	24

Segmental commentary
US pharmaceuticals operating profit decreased by 17% on a turnover decline of 7%. This reflects increasing generic competition to Valtrex, the discontinuation of promotion of Boniva and the temporary suspension of Rotarix, partially offset by the receipt of a payment from Genentech for the exclusive promotion rights to Boniva for 2010 in the USA.
Europe pharmaceuticals operating profit increased 16% on a turnover increase of 9%, benefiting from strong H1N1 sales, and a 5% reduction in SG&A costs.
Emerging Markets operating profit grew by 51% on a turnover increase of 30%, reflecting strong H1N1 sales and increased investment in this segment.
Asia Pacific/Japan pharmaceuticals operating profit rose by 40%, principally as a result of significant H1N1 sales; turnover increased by 27%.
In ViiV Healthcare, lower sales and higher SG&A costs adversely impacted operating profit, which decreased by 24%. The higher SG&A costs were primarily due to an increase in phase IV trial expenditure and the amortisation of acquired intangible assets.
Pharmaceuticals R&D costs decreased by 4%, reflecting lower intangible asset write-offs and the phasing of project expenditure.
Other trading and unallocated pharmaceuticals operating loss reduced 9%, reflecting a number of factors including flu pandemic products and factors specific to the half year.
Consumer Healthcare operating profit grew 7%, broadly in line with the turnover increase of 6%.
Corporate and other unallocated costs increased primarily as a result of the higher legal charges of £1.8 billion in the half year (H1 2009: £136 million).
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2009.
At 30th June 2010, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 26) was £3.5 billion (31st December 2009: £2.0 billion), which includes an additional provision of £1.57 billion for legal and other disputes for Q2. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount.
On 15th July 2010, the Group issued a press release which provided updates on the progress of litigation and government investigations on the following matters:
The Group has reached an agreement in principle with the US Attorney’s Office for the District of Massachusetts and the United States Department of Justice with respect to the investigation of the company’s manufacturing facility in Cidra, Puerto Rico. The company expects to pay a total of $750 million (£500 million) in civil and criminal penalties as part of a comprehensive settlement of this investigation. The terms of the settlement are subject to the final negotiation and execution of definitive agreements.
The company continues to work to resolve an investigation commenced by the US Attorney’s Office for the District of Colorado into the Group’s sales and promotional practices.

Issued: Wednesday, 21st July 2010, London, U.K.	25

With respect to Avandia product liability litigation, the Group has reached agreements to settle the substantial majority of pending claims. The terms of the settlements are confidential. A number of Avandia claims still remain pending in US Federal and State courts.
With respect to Paxil product liability litigation, the Group has now reached agreements to settle the vast majority of the US claims currently pending. Other matters have been dismissed without payment. Some lawsuits remain scheduled for trial and there remains purported class action litigation in Canada.
Following a court ordered mediation in the second quarter, the Group resolved all claims by and against Apotex in the Paxil/Seroxat patent infringement and antitrust litigation venued in the US District Court for the Eastern District of Pennsylvania. The litigation has been dismissed with respect to all parties.
Other significant developments since the date of the 2009 Annual Report (including those previously reported in the Q1 Results Announcement) are as follows:
With respect to the Poligrip product liability litigation, the Group has reached agreement in principle to settle the vast majority of cases.
On 23rd March 2010, Genentech and Biogen Idec filed suit against the Group in the Southern District of California alleging that the Group’s sale of Arzerra induces and contributes to infringement of a US patent that claims the treatment of chronic lymphatic leukaemia with an anti-CD-20 monoclonal antibody. The Group believes that the there are numerous defences to the suit and has answered their complaint. The litigation is in its early stages.
With respect to Avodart, the Group and Barr Laboratories Inc. reached a settlement in March 2010. On 12th May 2010, the district court dismissed the case. Pursuant to the settlement, Barr will obtain a licence to enter the US market with a generic dutasteride product in the fourth quarter of 2015.
With respect to Combivir, the Group, ViiV Healthcare Ltd., ViiV Healthcare Company and Teva Pharmaceuticals reached a settlement in April 2010. The court dismissed the case on 26th May 2010. Under the terms of the settlement, Teva will obtain a licence from ViiV to enter the US market in the fourth quarter of 2011, or earlier under certain circumstances. A second case brought by the Group against Lupin, which was stayed awaiting the outcome of the case against Teva, is pending.
On 23rd February 2010, revocation actions brought by Mylan dura GmbH, Hexal AG, Neolab Ltd. and IVAX International BV against the Group’s German Seretide combination patent were heard together by the Federal Court in Munich. A decision was received on 19th May 2010, revoking the Group’s patent for lack of inventive step. An appeal has been filed on behalf of the Group with the German Supreme Court. The appeal against an injunction granted against Neolab under the combination patent by the Regional Court in Dusseldorf, which was due to be heard on 8th July 2010, has been stayed pending a decision on the appeal of the revocation actions.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2009. There have been no material changes to tax matters since the publication of the Annual Report.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
A number of changes to the UK Corporation tax system were announced in the June 2010 Budget Statement. The Finance (No 2) Act 2010 is expected to include legislation to reduce the main rate of corporation tax from 28% to 27% from 1st April 2011. Further reductions to the main rate are proposed to reduce the rate by 1% per year to 24% by 1st April 2014. The changes had not been substantively enacted at the balance sheet date and, therefore, are not included in these financial statements. The company is currently assessing the impact of these changes.

Issued: Wednesday, 21st July 2010, London, U.K.	26

Dividends

	Paid/	Pence per
	payable	share	£m

2010
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	763

2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	763
Fourth interim	8th April 2010	18	919

		61	3,096

Weighted average number of shares

	Q2 2010	Q2 2009
	millions	millions
Weighted average number of shares — basic	5,085	5,069
Dilutive effect of share options and share awards	41	38

Weighted average number of shares — diluted	5,126	5,107

	H1 2010	H1 2009	2009
	millions	millions	millions
Weighted average number of shares — basic	5,082	5,067	5,069
Dilutive effect of share options and share awards	44	39	39

Weighted average number of shares — diluted	5,126	5,106	5,108

Net assets
The book value of net assets decreased by £1,198 million from £10,742 million at 31st December 2009 to £9,544 million at 30th June 2010. This reflects a decrease in net assets arising from the dividend payments, an increase in the pension deficit and the increased provision for legal charges, partially offset by the operating activities in the period. The increase in the pension deficit arose predominantly from a decrease in the rate used to discount UK pension liabilities from 5.70% to 5.40% and the rate used to discount US pension liabilities from 5.75% to 5.0%, partly offset by a decrease in the estimated long-term inflation rate. At 30th June 2010, the net deficit on the Group’s pension plans was £2,262 million compared with £1,745 million at 31st December 2009.
The carrying value of investments in associates and joint ventures at 30th June 2010 was £1,071 million, with a market value of £1,764 million.
At 30th June 2010, the ESOP Trusts held 108.4 million GSK shares against the future exercise of share options and share awards. The carrying value of £955 million has been deducted from other reserves. The market value of these shares was £1,240 million.
GSK did not purchase any shares for cancellation in the period. At 30th June 2010, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.

Issued: Wednesday, 21st July 2010, London, U.K.	27

Capital expenditure
In the period to 30th June 2010 there were additions to property, plant and equipment of £484 million (H1 2009: £639 million) and additions to intangible assets of £216 million (H1 2009: £147 million).
In the period to 30th June 2010 there were disposals of property, plant and equipment with a book value of £18 million (H1 2009: £21 million) and disposals of intangible assets with a book value of £nil (H1 2009: £nil).
Reconciliation of cash flow to movements in net debt

	H1 2010	H1 2009	2009
	£m	£m	£m
Net debt at beginning of the period	(9,444)	(10,173)	(10,173)

Increase in cash and bank overdrafts	(270)	(198)	1,054
Cash inflow from liquid investments	(56)	(58)	(87)
Net increase in long-term loans	—	—	(1,358)
Net repayment of short-term loans	1,283	471	102
Net repayment of obligations under finance leases	24	23	48
Debt of subsidiary undertakings acquired	(18)	—	(9)
Exchange adjustments	29	1,337	1,041
Other non-cash movements	(50)	(18)	(62)

Decrease in net debt	942	1,557	729

Net debt at end of the period	(8,502)	(8,616)	(9,444)

Business acquisitions and disposals
On 10th June 2010, GSK acquired 100% of the issued share capital of Laboratorios Phoenix, a branded generics business in Latin America, for £174 million in cash, which was represented by approximately £191 million of goodwill and intangible assets and £17 million of other net liabilities. These are provisional amounts and may change in the future.
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2009, apart from JCR Pharmaceutical Co. Limited, a Japanese pharmaceutical company, is now being accounted for as an associate following the acquisition of further shares in May 2010.
There were no material transactions with any of the Group’s joint ventures and associates in the period. There were also no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 30th June 2010 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.

Issued: Wednesday, 21st July 2010, London, U.K.	28

Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2010	Q2 2009	H1 2010	H1 2009	2009
Average rates:
£/US$	1.50	1.56	1.53	1.50	1.56
£/Euro	1.17	1.13	1.15	1.11	1.12
£/Yen	137	150	140	143	146

Period end rates:
£/US$	1.50	1.65	1.50	1.65	1.61
£/Euro	1.22	1.17	1.22	1.17	1.13
£/Yen	132	159	132	159	150
During Q2, average Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen compared with the same period in 2009.
During H1 average Sterling exchange rates were stronger against the US Dollar and the Euro but weaker against the Yen compared with the same period in 2009. Period end Sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen.
Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below in the ‘Risk Factors’ section of the ‘Business Review’ of the Annual Report 2009.
Risk that R&D will not deliver commercially successful new products
Patent infringement litigation
Potential changes in intellectual property laws and regulations
Weakness of intellectual property protection in certain countries
Risk of substantial adverse outcome of litigation and government investigations
Product liability litigation
Anti-trust litigation
Sales, marketing and regulation
Third party competition
Governmental and payer controls
Regulatory controls
Risk of interruption of product supply
Risk from concentration of sales to wholesalers
Global political and economic conditions
Taxation and treasury
Pandemic influenza
Environmental liabilities
Accounting standards
Failure of third party providers
Protection of electronic information and assets
Alliances and acquisitions
Attraction and retention
Implementing the Group’s strategic priorities

Issued: Wednesday, 21st July 2010, London, U.K.	29

Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2010 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim financial reporting’ and the accounting policies set out in the Annual Report 2009, except that GSK has implemented IFRS 3 (Revised) ‘Business combinations’, IAS 27 (Revised) ‘Consolidated and separate financial statements: recognition and measurement’ and IFRIC 17 ‘Distributions of non-cash assets to owners’. None of these changes has had a material impact on the results for the periods under review.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2009 has been derived from the full Group accounts published in the Annual Report 2009, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.
Directors’ responsibility statement
The Board of Directors approved this document on 21st July 2010.
The directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The directors of GlaxoSmithKline plc are as listed in the company’s Annual Report 2009.

By order of the Board

Andrew Witty	Julian Heslop
Chief Executive Officer	Chief Financial Officer

21st July 2010
Investor information
Financial calendar
The company will announce third quarter 2010 results in October 2010.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Contact information
Copies of this interim management report may be obtained from the company’s registrars on 0871 384 2991 or by writing to, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

Issued: Wednesday, 21st July 2010, London, U.K.	30

Additional income statement information
Three months ended 30th June 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	Q2 2010	£m	1,935	(219)	(504)	—	22	1,234	63.8
	Q2 2009 (restated)	£m	2,140	(222)	(499)	—	350	1,769	82.7
	Growth CER	%	(13)	(2)	(4)	—	(96)	(34)

Europe pharmaceuticals	Q2 2010	£m	1,580	(322)	(375)	—	3	886	56.1
	Q2 2009 (restated)	£m	1,588	(333)	(393)	—	2	864	54.4
	Growth CER	%	1	(2)	(5)	—	100	5

Emerging Markets pharmaceuticals	Q2 2010	£m	848	(281)	(281)	—	31	317	37.4
	Q2 2009 (restated)	£m	693	(247)	(244)	—	1	203	29.3
	Growth CER	%	17	12	17	—	>100	39

Asia Pacific / Japan pharmaceuticals	Q2 2010	£m	727	(138)	(179)	(8)	4	406	55.8
	Q2 2009 (restated)	£m	587	(128)	(158)	(5)	4	300	51.1
	Growth CER	%	9	5	3	20	—	14

ViiV Healthcare	Q2 2010	£m	389	(89)	(75)	(20)*	(4)	201	51.7
	Q2 2009 (restated)	£m	379	(75)	(35)	(3)*	(3)	263	69.4
	Growth CER	%	1	16	>100	>100	33	(25)

Pharmaceuticals R&D	Q2 2010	£m	—	—	(38)	(763)	(1)	(802)
	Q2 2009 (restated)	£m	—	—	(45)	(728)	3	(770)
	Growth CER	%	—	—	(18)	2	>(100)	(2)

Other trading and unallocated pharmaceuticals	Q2 2010	£m	294	(84)	(172)	(142)	54	(50)
	Q2 2009 (restated)	£m	191	(149)	(190)	(129)	52	(225)
	Growth CER	%	37	(52)	8	10	6	(55)

Total pharmaceuticals	Q2 2010	£m	5,773	(1,133)	(1,624)	(933)	109	2,192	38.0
	Q2 2009 (restated)	£m	5,578	(1,154)	(1,564)	(865)	409	2,404	43.1
	Growth CER	%	—	(4)	3	5	(75)	(16)

Consumer Healthcare	Q2 2010	£m	1,252	(474)	(507)	(41)	—	230	18.4
	Q2 2009 (restated)	£m	1,169	(440)	(490)	(36)	1	204	17.5
	Growth CER	%	3	3	1	8	(100)	5

Corporate and other unallocated costs	Q2 2010	£m	—	(19)	(1,714)	(20)	(28)	(1,781)
	Q2 2009 (restated)	£m	—	(27)	(173)	(22)	(5)	(227)
	Growth CER	%	—	(30)	>100	(9)	>100	>100

Results before major restructuring	Q2 2010	£m	7,025	(1,626)	(3,845)	(994)	81	641	9.1
	Q2 2009 (restated)	£m	6,747	(1,621)	(2,227)	(923)	405	2,381	35.3
	Growth CER	%	—	(2)	71	5	(82)	(80)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Wednesday, 21st July 2010, London, U.K.	31

The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 22 to 25.
Three months ended 30th June 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	Q2 2010	£m	939	(260)	(152)	(126)	19	420	44.7
	Q2 2009 (restated)	£m	756	(251)	(162)	(111)	23	255	33.7
	Growth CER	%	17	4	(10)	14	(17)	45

Worldwide dermatologicals	Q2 2010	£m	262	(68)	(78)	(12)	—	104	39.7
	Q2 2009 (restated)	£m	120	(28)	(3)	—	—	89	74.2
	Growth CER	%	>100	>100	>100	—	—	10

All other pharmaceuticals	Q2 2010	£m	4,572	(805)	(1,394)	(795)	90	1,668	36.5
	Q2 2009 (restated)	£m	4,702	(875)	(1,399)	(754)	386	2,060	43.8
	Growth CER	%	(6)	(10)	—	3	(78)	(25)

Total pharmaceuticals	Q2 2010	£m	5,773	(1,133)	(1,624)	(933)	109	2,192	38.0
	Q2 2009 (restated)	£m	5,578	(1,154)	(1,564)	(865)	409	2,404	43.1
	Growth CER	%	—	(4)	3	5	(75)	(16)

Issued: Wednesday, 21st July 2010, London, U.K.	32

Six months ended 30th June 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	H1 2010	£m	3,844	(428)	(1,026)	—	139	2,529	65.8
	H1 2009 (restated)	£m	4,228	(419)	(1,048)	—	357	3,118	73.7
	Growth CER	%	(7)	4	—	—	(61)	(17)

Europe pharmaceuticals	H1 2010	£m	3,473	(718)	(738)	—	7	2,024	58.3
	H1 2009 (restated)	£m	3,257	(688)	(791)	—	4	1,782	54.7
	Growth CER	%	9	6	(5)	—	100	16

Emerging Markets pharmaceuticals	H1 2010	£m	1,714	(598)	(516)	(1)	31	630	36.8
	H1 2009 (restated)	£m	1,332	(475)	(450)	(1)	2	408	30.6
	Growth CER	%	30	25	22	—	>100	51

Asia Pacific / Japan pharmaceuticals	H1 2010	£m	1,612	(330)	(343)	(14)	6	931	57.8
	H1 2009 (restated)	£m	1,206	(267)	(307)	(10)	7	629	52.2
	Growth CER	%	27	22	6	30	(14)	40

ViiV Healthcare	H1 2010	£m	762	(172)	(143)	(27) *	(7)	413	54.2
	H1 2009 (restated)	£m	798	(154)	(76)	(8) *	(6)	554	69.4
	Growth CER	%	(3)	11	88	>100	33	(24)

Pharmaceuticals R&D	H1 2010	£m	—	—	(80)	(1,488)	1	(1,567)
	H1 2009 (restated)	£m	—	—	(93)	(1,569)	7	(1,655)
	Growth CER	%	—	—	(12)	(4)	(86)	(4)

Other trading and unallocated pharmaceuticals	H1 2010	£m	494	(305)	(204)	(284)	122	(177)
	H1 2009 (restated)	£m	375	(330)	(254)	(276)	106	(379)
	Growth CER	%	21	(8)	31	4	17	(9)

Total pharmaceuticals	H1 2010	£m	11,899	(2,551)	(3,050)	(1,814)	299	4,783	40.2
	H1 2009 (restated)	£m	11,196	(2,333)	(3,019)	(1,864)	477	4,457	39.8
	Growth CER	%	7	10	7	(2)	(36)	4

Consumer Healthcare	H1 2010	£m	2,483	(957)	(1,022)	(78)	2	428	17.2
	H1 2009 (restated)	£m	2,320	(884)	(980)	(69)	1	388	16.7
	Growth CER	%	6	7	4	13	100	7

Corporate and other unallocated costs	H1 2010	£m	—	(42)	(2,071)	(41)	(21)	(2,175)
	H1 2009 (restated)	£m	—	(48)	(357)	(64)	(19)	(488)
	Growth CER	%	—	(13)	>100	(34)	16	>(100)

Results before major restructuring	H1 2010	£m	14,382	(3,550)	(6,143)	(1,933)	280	3,036	21.1
	H1 2009 (restated)	£m	13,516	(3,265)	(4,356)	(1,997)	459	4,357	32.2
	Growth CER	%	7	9	45	(2)	(38)	(34)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Wednesday, 21st July 2010, London, U.K.	33

The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 22 to 25.
Six months ended 30th June 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	H1 2010	£m	2,350	(649)	(322)	(243)	47	1,183	50.3
	H1 2009 (restated)	£m	1,381	(452)	(312)	(229)	47	435	31.5
	Growth CER	%	70	46	3	7	—	>100

Worldwide dermatologicals	H1 2010	£m	527	(121)	(156)	(20)	1	231	43.8
	H1 2009 (restated)	£m	232	(53)	(6)	—	—	173	74.6
	Growth CER	%	>100	>100	>100	—	—	32

All other pharmaceuticals	H1 2010	£m	9,022	(1,781)	(2,572)	(1,551)	251	3,369	37.3
	H1 2009 (restated)	£m	9,583	(1,828)	(2,701)	(1,635)	430	3,849	40.2
	Growth CER	%	(5)	(3)	2	(4)	(41)	(16)

Total pharmaceuticals	H1 2010	£m	11,899	(2,551)	(3,050)	(1,814)	299	4,783	40.2
	H1 2009 (restated)	£m	11,196	(2,333)	(3,019)	(1,864)	477	4,457	39.8
	Growth CER	%	7	10	7	(2)	(36)	4

Issued: Wednesday, 21st July 2010, London, U.K.	34

Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the Interim Management Report for the six months ended 30th June 2010, which comprises the income statement and statement of comprehensive income for the three and six months ended 30th June 2010, the cash flow statement and statement of changes in equity for the six months ended 30th June 2010, the balance sheet as at 30th June 2010 and related notes (excluding the late-stage pharmaceuticals and vaccines pipeline table, Pharmaceuticals turnover table and the additional income statement information for the three and six months ended 30th June 2010). We have read the other information contained in the Interim Management Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Interim Management Report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Management Report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Interim Management Report for the six months ended 30th June 2010 has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Interim Management Report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Interim Management Report for the six months ended 30th June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
21st July 2010
London
Notes:
(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Issued: Wednesday, 21st July 2010, London, U.K.	35